FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant's name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 23, 2004	signed "Don Gleason" Don Gleason, CFO

Chartwell Technology Inc.

PRESS RELEASE

Chartwell Announces Release of Wireless Gaming Suite

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, October 22, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming systems and entertainment content to the online gaming industry, is pleased to announce commercial release of V1.0 of its Wireless Gaming Suite for Java-enabled mobile phones.

The Chartwell Wireless Gaming Suite offers rich animated graphics that are customizable to a licensee's brand and design preferences. The wireless suite, like other Chartwell Gaming Products, can be fully integrated with an operator's existing gaming systems, banking and player databases. The initial five games comprising the wireless suite include, baccarat, multi-hand blackjack, casino war, slots and video poker. The Chartwell Wireless Gaming Suite uses the same secure and full-featured back office system provided with the industry leading Chartwell Gaming System and can be used in either Fun Play or Real Play modes.

"We are extremely pleased with our development progress and the results of our beta testing program over multiple networks and handset manufacturers," states Darold H. Parken, Chartwell's President and CEO. "We will soon be going live with our first wireless licensees who will be able to offer their existing player base a unique platform on which to play our industry leading gaming products. Our mobile development pipeline contains many new games and player features that will quickly extend our lead in this exciting new gaming market."

Chartwell's Wireless Gaming Suite capitalizes on the growing trend amongst mobile manufacturers to Java-enable new mobile phones. By the end of 2003 it is expected there will be over 70 million Java-enabled handsets in use, and over 200 million by 2006 according to the wireless research consultancy Wireless World Forum.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact: Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.